UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 21, 2023

BANYAN ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-41236	86-2556699
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

400 Skokie Blvd

Suite 820

Northbrook, Illinois 60062

(Address of principal executive offices)

(847) 757-3812
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one Redeemable Warrant	BYN.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	BYN	New York Stock Exchange
Redeemable Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	BYN.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 21, 2023, Banyan (“Banyan” or the “Company”) held a special meeting of the stockholders of the Company (the “Extension Meeting”) to amend Banyan’s amended and restated certificate of incorporation (the “Certificate of Incorporation”) to (i) extend the date (the “Termination Date”) by which Banyan has to consummate a business combination from December 24, 2023 (the “Original Termination Date”) to January 24, 2024 (the “Charter Extension Date”) and to allow Banyan, without another stockholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to twelve times by an additional one month each time after the Charter Extension Date, by resolution of Banyan’s board of directors if requested by Banyan Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”) and upon five days’ advance notice prior to the applicable Termination Date, until January 24, 2025, or a total of up to thirteen months after the Original Termination Date, unless the closing of an initial business combination shall have occurred prior thereto (the “Extension Amendment” and such proposal, the “Extension Amendment Proposal”) and (ii) eliminate from the Certificate of Incorporation the limitation that Banyan may not redeem public stock to the extent that such redemption would result in Banyan having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended), of less than $5,000,001 (the “Redemption Limitation”) in order to allow Banyan to redeem public stock, irrespective of whether such redemption would exceed the Redemption Limitation (the “Redemption Limitation Amendment”, and such proposal, the “Redemption Limitation Amendment Proposal”). The stockholders of Banyan approved the Extension Amendment Proposal and the Redemption Limitation Amendment Proposal at the Extension Meeting and on December 21, 2023, Banyan filed the Extension Amendment and the Redemption Limitation Amendment with the Delaware Secretary of State.

The foregoing description is qualified in its entirety by reference to the Extension Amendment and the Redemption Limitation Amendment, copies of which are attached as Exhibit 3.1 and Exhibit 3.2 hereto and are incorporated by reference herein.

Item 5.07 Submission of Matters to a Vote of Security Holders.

On December 21, 2023, Banyan held the Extension Meeting to approve the Extension Amendment Proposal, the Redemption Limitation Amendment Proposal and a proposal to allow the adjournment of the Extension Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extension Meeting, there were insufficient shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and shares of Class B common stock, par value $0.0001 per share (together with the Class A Common Stock, the “Common Stock”), in the capital of Banyan represented (either in person or by proxy) at the time of the Extension Meeting to approve the Extension Amendment Proposal and the Redemption Limitation Amendment Proposal or (ii) where the board of directors of Banyan has determined it is otherwise necessary (the “Adjournment Proposal”), each as described in the definitive proxy statement (the “Definitive Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2023. As there were sufficient votes at the Extension Meeting to approve the Extension Amendment Proposal and the Redemption Limitation Amendment Proposal, the Adjournment Proposal was not presented to stockholders.

Stockholders holding 10,183,099 shares of Common Stock held of record as of November 27, 2023, the record date for the Extension Meeting, were present in person or by proxy, representing approximately 90.57% of the voting power of Common Stock as of the record date for the Extension Meeting, and constituting a quorum for the transaction of business.

The voting results for the proposals were as follows:

The Extension Amendment Proposal

For	Against	Abstain	Broker Non-Vote
10,178,189	4,910	0	0

The Redemption Limitation Amendment Proposal

For	Against	Abstain	Broker Non-Vote
10,178,189	4,910	0	0

In connection with the vote to approve the Extension Amendment and the Redemption Limitation Amendment, the holders of 1,314,065 Class A Common Stock properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.70 per share, for an aggregate redemption amount of approximately $14,060,496.

Item 8.01 Other Events.

As disclosed in the Definitive Proxy Statement, the Sponsor agreed that it (or one of its third-party designees) would deposit into the trust account established in connection with the Company’s initial public offering (the “Trust Account”) an amount of $0.02 per share of  Class A Common Stock that was not redeemed in connection with the Extension Meeting. Accordingly, on December 22, 2023, an aggregate amount of $53,692.44 was deposited in the Trust Account.

Additional Information and Where to Find It

On November 28, 2023, Banyan filed with the SEC an amended Registration Statement on Form S-4 (the “Registration Statement”), which included a preliminary proxy statement and prospectus of Banyan and preliminary consent solicitation statement of Pinstripes in connection with the proposed business combination and related matters as described in the Registration Statement. The Registration Statement was declared effective on December 4, 2023, and on December 5, 2023, Banyan filed with the SEC the definitive joint proxy statement/consent solicitation statement/prospectus, which has been mailed or delivered, as applicable, together with other relevant documents, to the respective stockholders of Banyan and Pinstripes. Banyan’s stockholders, Pinstripes’ stockholders and other interested persons are advised to read the definitive joint proxy statement/consent solicitation statement/prospectus in connection with Banyan’s solicitation of proxies for its stockholders’ meeting to be held to approve the business combination and related matters, and the solicitation of written consents of Pinstripes’ stockholders to approve the business combination, because the definitive joint proxy statement/consent solicitation statement/prospectus contains important information about Banyan and Pinstripes and the proposed business combination. This Current Report on Form 8-K is not a substitute for the Registration Statement, the definitive joint proxy statement/consent solicitation statement/prospectus or any other document that Banyan or Pinstripes will send to their stockholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CURRENT REPORT ON FORM 8-K FILED WITH THE SEC ON DECEMBER 19, 2023 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

The definitive joint proxy statement/consent solicitation statement/prospectus has been mailed to stockholders of Banyan as of November 20, 2023, the record date established for voting on the proposed business combination and related matters and has been sent to stockholders of Pinstripes. Stockholders may obtain copies of the definitive joint proxy statement/consent solicitation statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Banyan Acquisition Corporation, 400 Skokie Blvd., Suite 820, Northbrook, IL 60062.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitations

This Current Report on Form 8-K is not a solicitation of a proxy from any investor or security holder. However, Banyan and Pinstripes and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Banyan’s stockholders with respect to the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Banyan and Pinstripes in the definitive joint proxy statement/consent solicitation statement/prospectus relating to the proposed business combination. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are “forward-looking statements.” Such forward-looking statements are often identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “forecasted,” “projected,” “potential,” “seem,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or otherwise indicate statements that are not of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: risks related to the uncertainty of the projected financial information with respect to Pinstripes, risks related to Pinstripes’ current growth strategy, Pinstripes’ ability to successfully open and integrate new locations, the risks related to the capital intensive nature of Pinstripes’ business, the ability of Pinstripes’ to attract new customers and retain existing customers and the impact of the COVID-19 pandemic, including the resulting labor shortage and inflation, on Pinstripes. The forgoing list of factors is not exhaustive and additional factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against Banyan, the combined company or others relating to the business combination and the definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Banyan or to satisfy (or to be waived) other conditions to closing (including, without limitation, the minimum cash condition); (4) changes to the proposed structure of the business combination that may be required or appropriate; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of Pinstripes as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that Pinstripes or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Pinstripes’ estimates of operating results; (12) entry into a final agreement related to the contemplated issuance by Pinstripes of $50.0 million in aggregate principal amount of senior secured notes as described in the Current Report on Form 8-K filed with the SEC on December 19, 2023 (the “December 19 Form 8-K”); (13) the issuance of the 2028 Notes and the First Tranche Warrants (each as defined in the December 19 Form 8-K); and (14) the ability of Pinstripes to pay its indebtedness as it comes due. The foregoing list of factors is not exhaustive.

Stockholders and prospective investors should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the definitive joint proxy statement/consent solicitation statement/prospectus relating to the proposed business combination, Banyan’s final prospectus dated January 19, 2022, related to its initial public offering, Banyan’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and other documents filed by Banyan from time to time with the SEC.

Stockholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date made, are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of Banyan and Pinstripes. Banyan and Pinstripes expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of Banyan or Pinstripes with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
3.1	Amendment to Amended and Restated Certificate of Incorporation (Extension Amendment).
3.2	Amendment to Amended and Restated Certificate of Incorporation (Redemption Limitation Amendment).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 26, 2023

BANYAN ACQUISITION CORPORATION

By:	/s/ Keith Jaffee
Name:	Keith Jaffee
Title:	Chief Executive Officer